SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 31st 2008

Commission File Number: 1-15154

ALLIANZ SE

Koeniginstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F⊠   Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz SE: Allianz Sells Dresdner Bank to Commerzbank and Will Become the Largest Shareholder of the New Bank

MUNICH--(BUSINESS WIRE)--

  Allianz sets milestone in consolidation of German banking sector
  Total consideration of 9.8 billion euros for Dresdner including a payment into a trust solution for specific ABS assets of Dresdner Bank of up to 975 million euros
  Allianz purchases Cominvest, Commerzbank's asset management entity
  Allianz to improve insurance sales through access to an expanded network of branch offices of the new bank and to strengthen its bancassurance strategy
  Oldenburgische Landesbank remains with Allianz Group
  With a stake of nearly 30 percent Allianz will become the largest shareholder of Commerzbank.
  Potential synergies of 5 billion euros

Allianz SE and Commerzbank AG have agreed on the sale of Dresdner Bank AG to Commerzbank for a consideration of 9.8 billion euros including a payment into a trust solution for specific ABS assets of Dresdner Bank of up to 975 million euros. The new bank will be the leading bank for retail and corporate clients in Germany. The supervisory board of Allianz approved the agreement at its meeting today. The transaction will take place in two steps and should be completed no later than the end of 2009. It is subject to approval by the regulatory authorities.

Transaction creates added value

The integration of the two banks creates a potential for improved efficiency and synergies that offers shareholders of the new bank the chance of significant value enhancement. Allianz, as the largest shareholder, will benefit from these gains. The cash equivalent of the synergies after deduction of restructuring costs amounts to 5.0 billion euros.

Commerzbank and Allianz will jointly arrange coverage for a specific ABS assets, whereby Commerzbank provides 275 million euros for the first loss piece and Allianz 975 million euros for the second loss piece.

Business models complement each other ideally

Together Commerzbank and Dresdner Bank will have the most powerful sales organization in the German banking sector. Dresdner Bank's proven securities expertise perfectly complements Commerzbank's business model. The new bank has a balanced mix of activities and an excellent potential for growth. It focuses on retail and corporate clients, medium-size companies, Central and Eastern Europe, corporates & markets (including public finance) and commercial real estate.

With 11 million private customers in Germany and the densest network of branches by far the two companies will become the leading German bank. With a total of 1,200 branches the bank will be even more accessible for private and business customers. At the same time it will have a broader range of products and will be able to increase its market share.

The two banks together will strengthen their already strong position among medium-size companies. The new bank will have more than 100,000 corporate and institutional clients. The bank stands as long-term partner by local companies and their needs.

The two banks also complement each other in the business segment of high net-worth individuals. Dresdner Bank is very strong in this segment. This will help the new bank minimize the gap to the market leader and establish its position as number two in Germany in this market. Dresdner Bank has recently invested heavily in boosting its national and international presence, an asset the new bank will benefit from. Dresdner Bank's activities in investment banking will be partially reduced. Overall the new bank will strengthen its leading position as investment bank for German companies.

Exclusive sales cooperation ensures growth potential for Allianz

The new bank will offer Allianz' insurance products through an exclusive sales agreement. The cooperation hitherto of Commerzbank and Generali in the insurance field will not be continued after expiry. Moreover, Allianz Global Investors will be the preferred partner of the new bank in the asset management business.

With the acquisition of Cominvest, Commerzbank's asset management entity, Allianz strengthens its market position in this segment and will become Germany's largest asset manager with more than 300 billion euros assets under management.

Allianz keeps OLB

The successful assurbanking business of Allianz will continue to be promoted. More than a million new banking customers served by Allianz' sales force will be transferred to a fully owned Allianz subsidiary. Furthermore the banking agencies distribution network will be expanded. Overall 300 banking agencies will support Allianz' sales force by 2009. The Oldenburgische Landesbank (OLB) will remain in the Group as part of Allianz Deutschland AG. All banking products sold by Allianz will be purchased from Commerzbank and OLB. Other operative platforms of OLB will also be used.

Two-step consideration

The sale of Dresdner Bank will be realized in two steps: In the first step, Commerzbank will acquire 60.2 percent of the shares in Dresdner Bank from Allianz. In exchange Allianz will receive 163.5 million new shares in Commerzbank generated from a capital increase against contribution in kind, which is equivalent to a share of 18.4 percent of the increased share capital of Commerzbank.

On the basis of the average XETRA closing price during the last month, these shares are worth 3.4 billion euros. Commerzbank will pay Allianz an additional 2.5 billion euros in cash. Thereof 975 million euros will be provided as coverage for a securities portfolio and will only be paid out, if not needed for coverage by 2018. In line with the transaction Cominvest which is valued at 0.7 billion euros will be transferred to Allianz.

In the second step, Dresdner Bank will be merged with Commerzbank. Commerzbank will acquire the remaining 39.8 percent of shares in Dresdner Bank from Allianz, again against a contribution in kind. From the second capital increase Allianz will receive shares in Commerzbank worth 3.2 billion euros. The final stake in Commerzbank which Allianz will hold after the second step will depend on the exact exchange ratio of Commerzbank shares to Dresdner Bank shares. Allianz' target stake in Commerzbank will amount to nearly 30 percent. This will make Allianz the largest shareholder by far and a strong partner of the new bank.

Allianz has been advised by Goldman Sachs, Shearman Sterling and Ernst & Young. Leonardo & Co gives a fairness opinion for Allianz and Rothschild for Dresdner Bank.

These assessments are, as always, subject to the disclaimer provided below.

END OF MESSAGE.

Information and Explaination of the Issuer to this News:

Cautionary Note Regarding Forward-Looking Statements: Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz SE's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

No duty to update The company assumes no obligation to update any information contained herein.

31.08.2008 Financial News transmitted by DGAP

Language:	English
Issuer:	Allianz SE
Koniginstr. 28
80802 Munchen
Deutschland
Phone:	+49 (0)89 38 00 - 41 24
Fax:	+49 (0)89 38 00 - 38 99
E-mail:	investor.relations@allianz.com
Internet:	www.allianz.com
ISIN:	DE0008404005
WKN:	840400
Indices:	DAX-30, EURO STOXX 50
Listed:	Regulierter Markt in Berlin, Frankfurt
(Prime Standard), Hannover, Dusseldorf,
Stuttgart, Munchen, Hamburg;
Terminborse EUREX;	Foreign Exchange(s) London, NYSE, SWX
Allianz SE
Michael Sieburg
Tel:+49 (0)89-3800-19957
Email:michael.sieburg@allianz.com

CONTACT:
Allianz SE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ SE

		By:	/s/ Dr. Reinhard Preusche
Dr. Reinhard Preusche
Group Compliance

		By:	/s/ Michael Sieburg
Michael Sieburg
Group Compliance

Date:	August 31st 2008